# SEC Schedule 13G (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: KRISPY KREME INC, CIK 0001857154
CUSIP: US50101L1061
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2116 HAWKINS STREET, CHARLOTTE, North Carolina (NC), 28203
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000872786-25-000005
Filed by CIK 0000872786

## Reporting persons
- BNP Paribas SA: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: France (I0); sole voting power 14,972,315; shared voting power 0; sole dispositive power 14,972,315; shared dispositive power 0; aggregate amount beneficially owned 14,972,315 (8.81% of the class)

## Item 1. Issuer
Name of issuer: KRISPY KREME INC
Address of issuer's principal executive offices: 2116 HAWKINS STREET, Charlotte, NC 28203

## Item 2. Person Filing
Name of person filing: BNP Paribas SA
Address of principal business office or, if none, residence: 16 boulevard des Italiens, 75009 Paris
Citizenship: France

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: A non US Bank registered in FRANCE

## Item 4. Ownership
Amount beneficially owned: 14972315.0
Percent of class: 8.81
Sole power to vote or to direct the vote: 14972315.0
Shared power to vote or to direct the vote: 0.0
Sole power to dispose or to direct the disposition: 14972315.0
Shared power to dispose or to direct the disposition: 0.0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired andare held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect ofchanging or influencing the control of the issuer of the securities and were not acquired and are not held in connection withor as a participant in any transaction having that purpose or effect, other than activities solely in connection with anomination under § 240.14a-11.
By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to A non US Bank registered in France is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- BNP Paribas SA: Steve Nawrocki, MD, Head of EQD Americas (02/14/2025)